# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001193125-21-195221
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,594,211; sole dispositive power 0; shared dispositive power 12,594,211; aggregate amount beneficially owned 12,594,211 (10% of the class); the aggregate amount excludes certain shares
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,594,211; sole dispositive power 0; shared dispositive power 12,594,211; aggregate amount beneficially owned 12,594,211 (10% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,428,351; sole dispositive power 0; shared dispositive power 12,428,351; aggregate amount beneficially owned 12,428,351 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 28, 2025, Michael Altman, a Managing Director of Perceptive Advisors who has served on the Issuer's board of directors (the "Board") since June 2021, informed the Issuer that he will not stand for reelection to the Board at the Issuer's 2025 Annual Meeting of Stockholders (the "Annual Meeting"). Mr. Altman will remain a member of the Board until the conclusion of the Annual Meeting.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (01/31/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (01/31/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, By Perceptive Advisors LLC, by Joseph Edelman, Managing Member (01/31/2025)